Exhibit 99.2

2026 K WAVE MEDIA LTD. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED 206551 K Wave Media Ltd Proxy Card Rev3 - Front PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting – If you plan to attend the virtual online annual general meeting, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend the annual general meeting, visit: https://www.cstproxy. com/kwavemedia/2026 MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on July 9 , 2026 . YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS K WAVE MEDIA LTD. The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the proxy materials or Notice and Proxy Statement, dated May 27 , 2026 , in connection with the Annual General Meeting of Shareholders (the “Shareholders Meeting”) of K Wave Media Ltd . to be held at 9 : 00 a . m . Eastern Time on July 10 , 2026 , via a virtual meeting at https : //www . cstproxy . com/kwavemedia/ 2026 , and hereby appoints Ted Kim and Yong Fang, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all stock of the Company registered in the name provided, which the undersigned is entitled to vote at the Stockholder Meeting, and at any adjournments thereof, with all the powers the undersigned would have if personally present . Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the accompanying proxy statement . THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN . IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS . PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY . THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER . IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF . THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU . (Continued and to be marked, dated and signed on the other side)

2026 Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders of K Wave Media Ltd. to be held on July 10, 2026, at 9:00 a.m. Eastern Time To view the 2026 Proxy Statement and to Attend the Annual General Meeting, please go to: https://www .cstprox y.com/kwavemedia/2026 206551 K Wave Media Ltd Proxy Card Rev3 - Back Proposal 4: RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the proposed new name conforming with section 30 of the Companies Act (As Revised) of the Cayman Islands, the Company change its name from “K Wave Media Ltd . ” to such other name as may be determined by the board of directors of the Company, and that the board of directors of the Company be authorized to handle all actions as maybe required to effect the change of name of the Company (the “Name Change”) . Proposal 5: RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the approval of Proposal 2, Proposal 3 and Proposal 4, and entirely conditional upon the effectiveness of the Share Consolidation, the Authorized Share Capital Increase and Name Change, the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the Second Amended and Restated Memorandum and Articles of Association included in Exhibit 3 . 1 to the Form 6 - K filed by the Company with the U . S . Securities and Exchange Commission on May 22 , 2026 , with effect immediately prior to effectiveness of the Share Consolidation, the Authorized Share Capital Increase and Name Change . Proposal 6 : RESOLVED, AS AN ORDINARY RESOLUTION, THAT : (a) the Company shall terminate and rescind in its entirety the Share Purchase Agreement, dated March 31 , 2023 , entered into by and between K Enter Holdings, Inc . (“K Enter”) and Hyungseok Cho (“Mr . Cho”), (b) any director of the Company be and is hereby authorized to negotiate, on behalf of the Company, the terms and conditions of a termination and recission agreement (the “Termination Agreement”), pursuant to which all common shares held by K Enter in Play Co . , Ltd . (“Play”) shall be transferred to Mr . Cho and all payment obligation of K Enter under the Share Purchase Agreement shall be cancelled ; and (c) any director of the Company be and is hereby authorized to do all such acts and things and execute the Termination Agreement and all such documents which are ancillary to or in connection with the Termination Agreement, in each case, on behalf of the Company, including under seal where applicable, as he/ she considers necessary, desirable or expedient to give effect to the foregoing arrangements . Proposal 7: RESOLVED, AS AN ORDINARY RESOLUTION, THAT the adjournment of the Meeting to a later date or dates to be determined by the chairperson of the annual general meeting, or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies or if the Board determines before the annual general meeting that it is not necessary or no longer desirable to proceed with the other proposal be confirmed, ratified and approved in all respects . Proposal 1: RESOLVED, AS AN ORDINARY RESOLUTION, THAT three (3) Class I directors of the Company be re - appointed for a term expiring at the third succeeding of annual general meeting of the Company following the 2026 annual general meeting of the Company (or, the Company’s 2029 annual general meeting) and until their successors are appointed . Name Yang Kan Chong Jaekeun (Jason) Kim Ted Kim (To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and write the name(s) of the nominee(s) on the line below) Proposal 2: RESOLVED, AS AN ORDINARY RESOLUTION, THAT: (a) the authorized share capital of the Company be amended by the consolidation of up to thirty (30) for one (1) of the issued and unissued ordinary shares of the Company (the “Range”), such that every up to thirty (30) ordinary shares of a par value of US$0.0001 each be consolidated into one (1) ordinary share with a par value of not more than US $ 0 . 1 each (the “Share Consolidation”), with the timing of implementation and final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company ; (b) upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly ; (c) all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation ; and (d) any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation . Proposal 3: RESOLVED, AS AN ORDINARY RESOLUTION, that the Company’s authorized share capital be increased from US$100,000 divided into 990,000,000 ordinary shares of a par value of US $ 0 . 0001 each and 10 , 000 , 000 preference shares of a par value of US $ 0 . 0001 each, to US $ 109 , 000 divided into 990 , 000 , 000 ordinary shares of a par value of US $ 0 . 0001 each and 100 , 000 , 000 preference shares of a par value of US $ 0 . 0001 each by the creation of an additional 90 , 000 , 000 preference shares of a par value of US 0 . 0001 (the “Authorized Share Capital Increase”) . Signature Signature, if held jointly Date 2026. Note: Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians, and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney. Please mark your votes like this X CONTROL NUMBER PROXY THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN FOR WITHHOLD FOR ALL AL L AL L EXCEPT